February 17, 1995


Mr. Sam Whitney
Food Technology Service, Inc.
1801 Thonotosassa Road
Suite 3
Plant City, Florida
33566


Dear Sir,

We wish to confirm our continuing and long-standing commitment to the food irradiation process and to FTSI. Since its inception, FTSI has worked diligently to forward the food technology process and ensure safer foods for all consumers in the United States and Canada.

This letter is to formally confirm Nordion's agreement to extend the payment of the debt owed by FTSI to January 4, 1996 without any conditions.

We look forward to working with you in the next stage of commercial application of food irradiation.


Your sincerely,



F.M. Fraser
Vice-President
Market Development

c.c.  David Nicholds